April 22, 2011

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	TERREMARK WORLDWIDE, INC.; POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT ON FORM S-3, FILED APRIL 11, 2011 (FILE NO. 333-84775)

FORM AW- APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Terremark Worldwide, Inc., a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, to withdraw the above-referenced amendment (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2011.

As discussed with SEC staff members, the Registrant is requesting the withdrawal of the Post-Effective Amendment because the registration statement to which the Post-Effective Amendment relates has been withdrawn. No securities have been sold or will be sold pursuant to the Post-Effective Amendment.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Post-Effective Amendment be issued by the SEC as soon as reasonably possible.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Michael Lubowitz at Weil, Gotshal & Manges LLP, at (212) 310-8566.

Sincerely, TERREMARK WORLDWIDE, INC.

By:	/s/ Adam T. Smith

Name: Adam T. Smith Title: Chief Legal Officer